February 24, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	Market Vectors ETF Trust – Fidelity Bond - (Bond No. 5544756 09 00)

Market Vectors ETF Trust (the “Trust”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund’s fidelity bond for the 2015-2016 year:

1)	A copy of the bond coverage for the Trust (the “Bond”) (attached as Exhibit A).

2)	A copy of the Board meeting resolutions, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust (attached as Exhibit B).

3)	A copy of a Joint Insured Agreement, by and between each series of the Trust, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4)	A statement showing the amount of the Bond (attached as Exhibit D).

5)	The premium for the Bond has been paid through June 30, 2016.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ John J. Crimmins

Vice President, Treasurer, Chief Financial

Officer and Principal Accounting Agent

Market Vectors ETF Trust

Exhibit A

Your Great American Insurance Policy

CrimeInsurance.com

©2014 Great American Insurance Company is an equal opportunity provider. 301 E. Fourth Street, Cincinnati, OH 45202. 0790FIC-A (4/14)

There are over 3,000 property and casualty insurance companies in the United States.

Only 50 are included on the Ward’s 50 List for safety, consistency and performance.

Only 5 have been rated “A” or better by A.M. Best for over 100 years.

Only 2 are on both lists.

Great American Insurance Company is 1 of the two.

The numbers tell the story.

GreatAmericanInsuranceGroup.com

Source: Ward Group®, 2014 Ward’s 50 Property and Casualty Companies, and A.M. Best®. Great American Insurance Company is rated “A+” (Superior) by A.M. Best® as of February 21, 2014. 0790FIC-A (4/14)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

NEW YORK FRAUD WARNING

Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each violation.

SDM-220 (Ed. 05/96) XS

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

IMPORTANT NOTICE

FIDELITY CRIME DIVISION CLAIMS

Should this account have a potential claim situation, please contact:

Fidelity & Crime Claims Department
Great American Insurance Group
Five Waterside Crossing

Windsor, CT 06095

(860) 298-7330

(860) 688-8188 fax

CrimeClaims@gaig.com

SDM-683 (Ed. 08/14)

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SR F9808 (Ed. 08 95)
Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS		Bond No. FS 5544756 09 00

Item 1.	Name of Insured (herein called Insured): Market Vectors ETF Trust

	Principal Address:	335 Madison Avenue, 19th Floor
New York, NY 10017

Item 2.	Bond Period from 12:01 a.m. 06/30/2015 to 12:01 a.m. 06/30/2016 the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible

Insuring Agreement (A)-Fidelity	$2,500,000	$5,000

Insuring Agreement (B)-On Premises	$2,500,000	$5,000

Insuring Agreement (C)-In Transit	$2,500,000	$5,000

Insuring Agreement (D)-Forgery or Alteration	$2,500,000	$5,000

Insuring Agreement (E)-Securities	$2,500,000	$5,000

Insuring Agreement (F)-Counterfeit Currency	$2,500,000	$5,000

Insuring Agreement (G)-Stop Payment	$100,000	$5,000

Insuring Agreement (H)-Uncollectible Items of Deposit	$100,000	$5,000

Insuring Agreement (I)-Audit Expense	$100,000	$5,000

Insuring Agreement (J)-Telefacsimile Transmissions	$2,500,000	$5,000

Insuring Agreement (K)-Unauthorized Signatures	$100,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-Computer Systems	$2,500,000	$5,000

Insuring Agreement (M)-Automated Phone Systems	$2,500,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

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Item 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A
Item 5.	The liability of the Underwriter is subject to the terms of the following Riders attached hereto: See Form FI8801
Item 6.	The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 5544756 08

such termination or cancellation to be effective as of the time this Bond becomes effective.

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and

(b)	to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)	Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured’s offices covered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2)	loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the

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Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this Bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)	counterfeited, or

(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)	through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (D) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

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(G)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representative of such customer, shareholder or subscriber.

(H)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account: or loss resulting from any item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

(I)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(J)	TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(i)	bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(ii)	fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

“Telefacsimile” means a system of transmitting written documents by electronic signals over

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telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

(K)	UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured’s right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

GENERAL AGREEMENTS

(A)	ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

(1)	If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

(2)	If an Investment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

(B)	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

(C)	COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this Bond)

The Underwriter will Indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured’s liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the

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Underwriter under this General Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D)	FORMER EMPLOYEE

Acts of Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS AND

LIMITATIONS:

SECTION 1.	DEFINITIONS

The following terms, as used in this Bond, shall have he respective meanings stated in this Section:

(a)	Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and

(2)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and

(5)	directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)	each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in section 15, Central Handling of Securities, and

(9)	any officer, partner or Employee of

(a)	an investment advisor,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting record-keeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records, for an Investment Company, named as Insured while

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performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and (7) of Section 1 (a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)	“Property” means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” means the signing of the name of another with the intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, or for any purpose.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts.

SECTION 2.	EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (D), (E) or (F).

(b)	loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)	loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)	loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is

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also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)	loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)	loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this Bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this Bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)	all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond unless such indemnity is provided for under Insuring Agreement (I).

(l)	loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)	any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3.	ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of

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such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4.	LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or

(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.	VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6.	VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7.	LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

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If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8.	SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.	NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this Bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a)	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d)	all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10.	LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the

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Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11.	OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

SECTION 12.	DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liability, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13.	TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)	as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16[d]) and to the Insured Investment Company, or

(b)	as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

(c)	as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has

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committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14.	RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a)	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15.	CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning the amount(s) recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose

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name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b)	the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d)	knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond.

SECTION 17.	NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.	CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written Endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a Bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

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FI 88 01 (Ed. 10 11)
Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

		Date Added *
		or		Rider No.
Form No. / Edition		Date Deleted	Form Description	(if applicable)
MEFS1131	03-11		Investment Company Bond Dec Page
MEFS1132	03-11		Investment Company Bond
SRF9808	08-95		Rider - Joint Insured	1
MEFS1032	03-12		Insuring Agreement L - Computer Systems	2
MEFS1135	03-12		Insuring Agreement M - Automated Phone Systems	3
FI7053	04-13		Confidential Information And Data Breach Clarifying Rider	4
FI7339	06-14		Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion	5
IL7324	08-12		Economic And Trade Sanctions Clause
IL7268	09-09		In Witness Clause
* If not at inception

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 1

To be attached to and form part of Financial Institution Bond, Standard Form No. Standard Great American Investment Company Bond,

No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

Joint Insured

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Market Vectors Africa Index ETF
Market Vectors Agribusiness ETF
Market Vectors All China All-Cap ETF
Market Vectors All China Consumer Discretionary Sector ETF
Market Vectors All China Consumer Staples Sector ETF
Market Vectors All China Energy Sector ETF
Market Vectors All China Financial Services Sector ETF
Market Vectors All China Healthcare Sector ETF
Market Vectors All China Industrials Sector ETF
Market Vectors All China Information Technology Sector ETF
Market Vectors All China Materials Sector ETF
Market Vectors All China Small Cap ETF
Market Vectors All China Utilities Sector ETF
Market Vectors Altman Defaulted & Distressed Bond ETF
Market Vectors Asia Ex Japan Equal Weight ETF
Market Vectors Asia Ex-Japan Aggregate Bond ETF
Market Vectors Australia Equal Weight ETF
Market Vectors Australia Hedged Equal Weight ETF
Market Vectors BDC Income ETF
Market Vectors Biotech ETF
Market Vectors Brazil Equal Weight ETF
Market Vectors Brazil Small-Cap ETF
Market Vectors Business Development Company/Specialty Finance ETF
Market Vectors California Long Municipal Index ETF
Market Vectors CEF Municipal Income ETF
Market Vectors China A Consumer Demand ETF
Market Vectors China A Quality Dividend ETF
Market Vectors China A Quality ETF
Market Vectors China Equal Weight ETF
Market Vectors China Private Company ETF
Market Vectors CHINAAMC A-Share ETF
Market Vectors CHINAAMC China Bond ETF
Market Vectors CHINAAMC MSCI All China ETF
Market Vectors CHINAAMC SME-CHINEXT ETF
Market Vectors Cm Commodity Index ETF
Market Vectors Coal ETF
Market Vectors Egypt Index ETF

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Market Vectors Emerging Europe EX-Russia ETF
Market Vectors Emerging Markets Aggregate Bond ETF
Market Vectors Emerging Markets High Yield Bond ETF
Market Vectors Emerging Markets Local Currency Bond ETF
Market Vectors Emerging Markets Short-Term Corporate Bond ETF
Market Vectors Emerging Markets USD Aggregate Bond ETF
Market Vectors Environmental Services ETF
Market Vectors Europe Equal Weight ETF
Market Vectors Europe Hedged Equal Weight ETF
Market Vectors European Currency High Yield Bond ETF
Market Vectors European Sovereign Bond ETF
Market Vectors Fallen Angel High Yield Bond ETF
Market Vectors Fixed Income II ETF
Market Vectors Gaming ETF
Market Vectors GDP - Emerging Market Small-Cap Equity
Market Vectors GDP - Emerging Markets Equity ETF
Market Vectors GDP - International Equity ETF
Market Vectors Germany Equal Weight ETF
Market Vectors Germany Mid-Cap ETF
Market Vectors Global Alternative Energy ETF
Market Vectors Global Chemicals ETF
Market Vectors Global Fallen Angel Bond ETF
Market Vectors Global Frontier ETF
Market Vectors Global High Yield Bond ETF
Market Vectors Global High Yield US $ Bond ETF
Market Vectors Global Spin-Off ETF
Market Vectors Gold Miners ETF
Market Vectors Greater China Corporate Bond ETF
Market Vectors Greater China High Yield Bond ETF
Market Vectors Gulf States Index ETF
Market Vectors High Yield Floating Rate ETF
Market Vectors High-Yield Municipal Index ETF
Market Vectors Hong Kong Equal Weight ETF
Market Vectors India Equal Weight ETF
Market Vectors India Small-Cap Index ETF
Market Vectors Indonesia Index ETF
Market Vectors Indonesia Small-Cap ETF
Market Vectors Intermediate Municipal Index ETF
Market Vectors International High Yield Bond ETF
Market Vectors International US $ High Yield Bond ETF
Market Vectors Investment Grade Floating Rate ETF
Market Vectors Israel ETF
Market Vectors Italy Equal Weight ETF
Market Vectors Japan Equal Weight ETF
Market Vectors Japan Hedged Equal Weight ETF
Market Vectors Japanese Bond ETF
Market Vectors Junior Gold Miners ETF
Market Vectors Kuwait Index ETF
Market Vectors Long Municipal Index ETF
Market Vectors Massachusetts Municipal Index ETF
Market Vectors Metals ETF
Market Vectors Mexico Equal Weight ETF
Market Vectors MLP ETF
Market Vectors Mongolia ETF
Market Vectors Morningstar Wide Moat ETF

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Market Vectors Mortgage REIT Income ETF
Market Vectors MSCI Emerging Markets Quality Dividend ETF
Market Vectors MSCI Emerging Markets Quality ETF
Market Vectors MSCI International Quality Dividend ETF
Market Vectors MSCI International Quality ETF
Market Vectors Natural Resources ETF
Market Vectors New Jersey Municipal Index ETF
Market Vectors New York Long Municipal Index ETF
Market Vectors Nigeria
Market Vectors Nigeria-Focused West Africa ETF
Market Vectors Non-Agency RMBS ETF
Market Vectors Ohio Municipal Index ETF
Market Vectors Oil Services ETF
Market Vectors Pennsylvania Municipal Index ETF
Market Vectors Pharmaceutical ETF
Market Vectors Poland ETF
Market Vectors Preferred Securities Ex Financials ETF
Market Vectors Pre-Refunded Municipal Index ETF
Market Vectors Puerto Rico Municipal Index ETF
Market Vectors Rare Earth/Strategic Metals ETF
Market Vectors Retail ETF
Market Vectors Russia Equal Weight ETF
Market Vectors Russia ETF
Market Vectors Russia Small-Cap ETF
Market Vectors Saudi Arabia ETF
Market Vectors Saudi Arabia Small-Cap ETF
Market Vectors Semiconductor ETF
Market Vectors Short High-Yield Municipal Index ETF
Market Vectors Short Municipal Index ETF
Market Vectors Solar Energy ETF
Market Vectors South Africa Equal Weight ETF
Market Vectors South Korea Equal Weight ETF
Market Vectors Spain Equal Weight ETF
Market Vectors Steel ETF
Market Vectors Taiwan Equal Weight ETF
Market Vectors Treasury-Hedged High Yield Bond ETF
Market Vectors Unconventional Oil & Gas ETF
Market Vectors United Kingdom Equal Weight ETF
Market Vectors Uranium + Nuclear Energy ETF
Market Vectors Vietnam ETF
Market Vectors Yuan Bond ETF

2. This rider shall become effective as of 12:01 a.m. on 06/30/2015 standard time.

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SR F9808 (Ed. 08 95)
Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 2

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

To be attached to and form part of Investment Company Bond

Bond No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

It is agreed that:

1.	The attached Bond is hereby amended by adding to it an additional INSURING AGREEMENT as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or

(2)	change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

(a)	Property to be transferred paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited;

(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and

(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(iii)	and further provided such voice instructions or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(b)	were electronically recorded by the Insured or its agent(s).

(4)	It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone.

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The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,

(b)	systems and applications software,

(c)	terminal devices,

(d)	related communication networks or customer communication systems, and

(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the Exclusions in the attached Bond, the following Exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.	The following portions of the attached Bond are not applicable to this Rider:

(a)	the initial paragraph of the Bond preceding the Insuring Agreements which reads “...at any time but discovered during the Bond period.”

(b)	CONDITIONS AND LIMITATIONS - SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c)	CONDITIONS AND LIMITATIONS - SECTION 10. LIMIT OF LIABILITY

5.	The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be $2,500,000.

MEFS1032 (Ed. 03/12)

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8.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $5,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.	If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation of the Bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the Bond as an entirety:

(a)	90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.	CONDITIONS AND LIMITATIONS - SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS is amended by adding the following sentence:

Proof of loss resulting from Voice Instructions or advices covered under this Bond shall include Electronic Recording of such Voice Instructions of advices.

12.	Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this Bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

14.	This Rider shall become effective as of 12:01 a.m. on 06/30/2015 standard time.

MEFS1032 (Ed. 03/12)

SR F9808 (Ed. 08/95)	(Page 3 of 3)

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SR F9808 (Ed. 08 95)
Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 3

INSURING AGREEMENT (M) - AUTOMATED PHONE SYSTEMS

To be attached to and form part of Investment Company Bond

Bond No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

It is agreed that:

1.	The attached Bond is hereby amended by adding to it an additional INSURING AGREEMENT as follows:

(M) AUTOMATED PHONE SYSTEMS

Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedureswith respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.	Definitions: The following terms as used in this Insuring Agreement shall have the following meanings:

(a)	“APS Transaction” means any APS Redemption, APS Exchange or APS Election.

(b)	“APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(c)	“APS Election” means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(d)	“APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

(e)	“APS Designated Procedures” means all of the following procedures:

(1)	Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

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(2)	Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a)	Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

(b)	Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent.

(3)	Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a)	Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative.

(4)	Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

Bank of New York Mellon

2.	Exclusions: It is further understood and agreed that this extension shall not cover:

(a)	Any loss covered under INSURING AGREEMENT (A) FIDELITY, of this Bond;

	(1)	The redemption of shares, where the proceeds of such redemption are made payable to other-than

		(i)	the shareholder of record, or

		(ii)	a person officially Designated to receive redemption proceeds, or

		(iii)	a bank account officially Designated to receive redemption proceeds or

	(2)	The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

		(i)	designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or

		(ii)	officially Designated, or

		(iii)	verified by any other procedures which may be stated below in this Rider, or

MEFS1135 (Ed. 03/12)

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(3)	The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4)	the Intentional failure to adhere to one or more APS Designated Procedures.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/30/2015 standard time.

MEFS1135 (Ed. 03/12)

SR F9808 (Ed. 08/95)	(Page 3 of 3)

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FI 70 53 (Ed. 04 13)
Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

THIS RIDER CHANGES THE BOND PLEASE READ IT CAREFULLY

RIDER NO. 4

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Financial Institution Bond No. Standard Great American Investment Company Bond

Bond No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

It is agreed that:

1.	CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include:

Confidential Information:

Loss resulting from:

a)	Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be Property transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

b)	The use of another person’s or entity’s confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

Data Breach Costs:

Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person’s or entity’s confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals’ financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions and limitations, or provisions of the attached Bond other than as above stated.

3.	This Rider shall become effective as of 12:01 a.m. on 06/30/2015 standard time.

FI 70 53 (Ed. 04/13)	(Page 1 of 1)

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FI 73 39 (Ed. 06 14)
Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 5

VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION

To be attached to and form part of FINANCIAL INSTITUTION BOND STANDARD FORM NO. Standard Great American Investment Company Bond,

Bond No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

This Rider amends the section entitled “Exclusions”:

This bond does not cover:

1.	Loss of virtual or on-line peer to peer mediums of exchange.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.	This Rider shall become effective as of 12:01 a.m. on 06/30/2015 standard time.

FI 73 39 (Ed. 06/14)	(Page 1 of 1)

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IL 73 24 (Ed. 08 12)
Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

IL 73 24 (Ed. 08/12)

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IL 72 68 (Ed. 09 09)
Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

IN WITNESS CLAUSE

In Witness Whereof, we have caused this Policy to be executed and attested, and, if required by state law, this Policy shall not be valid unless countersigned by our authorized representative.

PRESIDENT	SECRETARY

Copyright Great American Insurance Co., 2009

IL 72 68 (Ed. 09/09)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph	FI 70 12 (Ed. 05 12)

Bond No.	FS 5544756 09 00
Effective Date of Change 07/09/2015

BOND CHANGES

NAMED INSURED AND ADDRESS:	Market Vectors ETF Trust 335 Madison Avenue, 19th Floor New York, NY 10017

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.	AGENT’S NAME AND ADDRESS: Frank Crystal & Co. Inc. 32 Old Slip Financial Square 18th floor New York, NY 10005

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 06/30/2015 To 06/30/2016 12:01 A.M. Standard Time at the address of the Named Insured

Rider No. 6 is added to the Bond.

FORMS AND RIDERS hereby added:
FI7012 05-12	SRF9808 08-95
FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 6

To be attached to and form part of Financial Institution Bond, Standard Form No. Standard Great American Investment Company Bond,

No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

Joint Insured

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Market Vectors Morningstar International Moat ETF

2. This rider shall become effective as of 12:01 a.m. on 07/09/2015 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph	FI 70 12 (Ed. 05 12)
Bond No. FS 5544756 09 00
Effective Date of Change 08/17/2015

BOND CHANGES

NAMED INSURED	Market Vectors ETF Trust
AND ADDRESS:	666 Third Avenue, 8th Floor
New York, NY 10017

THIS RIDER	AGENT’S NAME AND ADDRESS:
CHANGES THE BOND.	Frank Crystal & Co. Inc.
32 Old Slip Financial Square
18th floor
PLEASE READ IT	New York, NY 10005
CAREFULLY.

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 06/30/2015	To 06/30/2016
12:01 A.M. Standard Time at the address of the Named Insured

Rider No. 7 is added to the bond.

FORMS AND RIDERS hereby added:
FI7012 05-12	SRF9808 08-95
FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 7

To be attached to and form part of Financial Institution Bond, Standard Form No. Standard Great American Investment Company Bond,

No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

Change of Address Rider

It is agreed that:

1.	The Underwriter gives its consent to the change of the Principal Address of the Insured

From:	335 Madison Avenue, 19th Floor
New York, N.Y. 10017

To:	666 Third Avenue, 8th Floor New York, N.Y. 10017

PROVIDED, however, that the liability of the Underwriter under the attached bond and under the attached bond as changed by this rider shall not be cumulative.

2.	This rider shall become effective as of 12:01 a.m. on 08/17/2015 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph	FI 70 12 (Ed. 05 12)
Bond No. FS 5544756 09 00
Effective Date of Change 08/12/2015

BOND CHANGES

NAMED INSURED	Market Vectors ETF Trust
AND ADDRESS:	666 Third Avenue, 8th Floor
New York, NY 10017

THIS RIDER	AGENT’S NAME AND ADDRESS:
CHANGES THE BOND.	Frank Crystal & Co. Inc.
32 Old Slip Financial Square
18th floor
PLEASE READ IT	New York, NY 10005
CAREFULLY.

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 06/30/2015	To 06/30/2016
12:01 A.M. Standard Time at the address of the Named Insured

Rider No. 8 is added to the Bond.

FORMS AND RIDERS hereby added:
FI7012 05-12	SRF9808 08-95
FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 8

To be attached to and form part of Investment Company Bond,

No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

Joint Insured

1.	At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Market Vectors Oil Refiners ETF

2.	This rider shall become effective as of 12:01 a.m. on 08/12/2015 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph	FI 70 12 (Ed. 05 12)

Bond No.	FS 5544756 09 00
Effective Date of Change 01/07/2016

BOND CHANGES

NAMED INSURED AND ADDRESS:	Market Vectors ETF Trust 666 Third Avenue, 8th Floor New York, NY 10017

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.	AGENT’S NAME AND ADDRESS: Crystal IBC LLC 32 Old Slip Financial Square 18th floor New York, NY 10005

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 06/30/2015 To 06/30/2016 12:01 A.M. Standard Time at the address of the Named Insured

Rider No. 9 is added to the Bond.

FORMS AND RIDERS hereby added:
FI7012 05-12	SRF9808 08-95
FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph	FI 88 01 (Ed. 10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

		Date Added *
		or		Rider No.
Form No. / Edition		Date Deleted	Form Description	(if applicable)
FI7012	05-12	07/09/2015*	Bond Changes
FI7012	05-12	08/17/2015*	Bond Changes
FI7012	05-12	08/17/2015*	Bond Changes
FI7012	05-12	01/07/2016*	Bond Changes
MEFS1131	03-11		Investment Company Bond Dec Page
MEFS1132	03-11		Investment Company Bond
SRF9808	08-95		Rider - Joint Insured	1
SRF9808	08-95	07/09/2015*	Rider - Joint Insured	6
SRF9808	08-95	08/17/2015*	Rider - Change of Address Rider	7
SRF9808	08-95	08/17/2015*	Rider - Joint Insured	8
SRF9808	08-95	01/07/2016*	Rider - Joint Insured	9
MEFS1032	03-12		Insuring Agreement L - Computer Systems	2
MEFS1135	03-12		Insuring Agreement M - Automated Phone Systems	3
FI7053	04-13		Confidential Information And Data Breach Clarifying Rider	4
FI7339	06-14	06/30/2015	Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion	5
IL7324	08-12		Economic And Trade Sanctions Clause
IL7268	09-09		In Witness Clause
* If not at inception

FI 88 01 (Ed. 10/11)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 9

To be attached to and form part of Investment Company Bond

No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

Joint Insured

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Market Vectors Generic Drugs ETF

2. This rider shall become effective as of 12:01 a.m. on 01/07/2016 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph	FI 70 12 (Ed. 05 12)

Bond No.	FS 5544756 09 00
Effective Date of Change 02/16/2016

BOND CHANGES

NAMED INSURED AND ADDRESS:	Market Vectors ETF Trust 666 Third Avenue, 8th Floor New York, NY 10017

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.	AGENT’S NAME AND ADDRESS: Crystal IBC LLC 32 Old Slip Financial Square 18th floor New York, NY 10005

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

BOND PERIOD:	From 06/30/2015 To 06/30/2016 12:01 A.M. Standard Time at the address of the Named Insured

Rider No. 10 is added to the Bond.

FORMS AND RIDERS hereby added:
FI7012 05-12	SRF9808 08-95
FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

FI 70 12 (Ed. 05/12)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph	FI 88 01 (Ed. 10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

		Date Added *
		or		Rider No.
Form No. / Edition		Date Deleted	Form Description	(if applicable)
FI7012	05-12	07/09/2015*	Bond Changes
FI7012	05-12	08/17/2015*	Bond Changes
FI7012	05-12	08/17/2015*	Bond Changes
FI7012	05-12	01/07/2016*	Bond Changes
FI7012	05-12	02/16/2016*	Bond Changes
MEFS1131	03-11		Investment Company Bond Dec Page
MEFS1132	03-11		Investment Company Bond
SRF9808	08-95		Rider - Joint Insured	1
SRF9808	08-95	07/09/2015*	Rider - Joint Insured	6
SRF9808	08-95	08/17/2015*	Rider - Change of Address Rider	7
SRF9808	08-95	08/17/2015*	Rider - Joint Insured	8
SRF9808	08-95	01/07/2016*	Rider - Joint Insured	9
SRF9808	08-95	02/16/2016*	Rider - Joint Insured	10
MEFS1032	03-12		Insuring Agreement L - Computer Systems	2
MEFS1135	03-12		Insuring Agreement M - Automated Phone Systems	3
FI7053	04-13		Confidential Information And Data Breach Clarifying Rider	4
FI7339	06-14	06/30/2015	Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion	5
IL7324	08-12		Economic And Trade Sanctions Clause
IL7268	09-09		In Witness Clause
* If not at inception

FI 88 01 (Ed. 10/11)	(Page 1 of 1)

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Administrative Offices 301 E 4th Street Cincinnati OH 45202-4201 513 369 5000 ph

RIDER NO. 10

To be attached to and form part of Investment Company Bond

No. FS 5544756 09 00

In favor of Market Vectors ETF Trust

Joint Insured

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Market Vectors High Income Infrastructure MLP ETF

Market Vectors High Income MLP ETF

2. This rider shall become effective as of 12:01 a.m. on 02/16/2016 standard time.

SRF 9808 (Ed. 08/95)	(Page 1 of 1 )

EXHIBIT B

CONSIDERATION OF INSURANCE COVERAGE

RESOLVED:	That the Trustees and the Independent Trustees separately, having given due consideration to the value of the aggregate assets of all series of the Trust (the “Market Vectors Funds”) to which the officers and employees of the Trust have access, the types and terms of the arrangements made and to be made for the custody and safekeeping of their respective assets, the nature of the securities in the portfolios of the Market Vectors Funds and other relevant factors hereby determine that:

1.	the form of fidelity bond issued by Great American Life Insurance Company covering the Trust, which was previously approved by the Board, will provide reasonable coverage for the Market Vectors Funds;

2.	coverage in an amount as discussed at the Meeting under such fidelity bond will provide reasonable coverage for the Market Vectors Funds;

3.	payment by the Market Vectors Funds of their allocable share of the premium of said bond, in proportion to their respective total assets, is fair and reasonable; and

4.	the approval of the joint coverage reflected in the foregoing is conditioned upon the agreement by and among the Market Vectors Funds to share in the proceeds of any payment required under said bond in the event that a Market Vector Fund incurs a loss arising out of the same event, on the following basis: first, up to the minimum coverage required for that Market Vectors Fund, under Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Market Vectors Fund incurring a loss; and further

RESOLVED:	That the Secretary or the Treasurer of the Trust is hereby designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1 under the 1940 Act, which filing shall be effected as soon as practicable after this Meeting; and further

RESOLVED:	That the appropriate officers of the Trust be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval; and further

RESOLVED:	That, after having considered all relevant factors, the D&O Errors and Omissions Liability Insurance Policy and excess policies in the forms and amounts discussed at the Meeting covering the Trust and the Trustees and officers of the Trust, against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Trust is determined to be in the best interests of the Market Vectors Funds and is hereby approved; and further

RESOLVED:	That each policy’s premium be allocated among the Market Vectors Funds in a manner consistent with Rule 17d-1 under the 1940 Act; and further

RESOLVED:	That the share of the proposed premium to be allocated to each Market Vector Fund for each policy is fair and reasonable based upon such Market Vector Fund’s proportionate share of the sum of the premiums that would have been paid if such policy were purchased separately by each Market Vector Fund; and further

RESOLVED:	That by the form of this resolution, each Market Vectors Fund hereby agrees that in the event recovery is received under the policy as a result of a loss sustained by any Market Vectors Fund and one or more other Market Vectors Funds, such Market Vectors Fund shall receive an equitable and proportionate share of the recovery; and further

RESOLVED:	That the appropriate officers of the Trust be, and each of them hereby is, authorized to execute and deliver any and all documents and to do any and all acts, in the name of and on behalf of the Trust, as such officers, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.
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EXHIBIT C

JOINT INSURED AGREEMENT

WHEREAS, Market Vectors ETF Trust (the “Trust”) is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust consists of the portfolios set forth on Schedule A attached hereto (each a “Fund” and together, the “Funds”) (as may be amended from time to time); and

WHEREAS, each Fund is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, paragraph (b) of Rule 17g-1 provides that the fidelity bond may be in the form of a joint insured bond covering each Fund; and

WHEREAS, the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” (as that term is defined by the 1940 Act) of the Trust, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond;

NOW, THEREFORE, each Fund hereby agrees as follows:

1. Each Fund will pay a portion of the premiums for the joint insured fidelity bond which is allocated to each party pro rata according to the percentage that the party’s net assets bears to the aggregate net assets of all the insured parties.

2. In the event recovery is received under the joint insured fidelity bond as a result of a loss sustained by more than one of the insured parties, each party shall receive an equitable and proportionate share of the recovery on the following basis: first, up to the minimum coverage required for that Fund under Rule 17g-1 and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimum incurred by each Fund incurring a loss.

Dated as of: June 18, 2009

Each Fund of the Market Vectors ETF Trust (as set forth in Schedule A attached hereto)

By:	/s/ Joseph J. McBrien
Joseph J. McBrien
Senior Vice President and Secretary

SCHEDULE A

(as of February 22, 2016)

Market Vectors Agribusiness ETF

Market Vectors Coal ETF

Market Vectors Global Alternative Energy ETF

Market Vectors High Income Infrastructure MLP ETF

Market Vectors High Income MLP ETF

Market Vectors Gold Miners ETF

Market Vectors Junior Gold Miners ETF

Market Vectors Oil Refiners ETF

Market Vectors Oil Services ETF

Market Vectors Rare Earth/Strategic Metals ETF

Market Vectors Natural Resources ETF

Market Vectors Solar Energy ETF

Market Vectors Steel ETF

Market Vectors Unconventional Oil & Gas ETF

Market Vectors Uranium+Nuclear Energy ETF

Market Vectors Africa Index ETF

Market Vectors Brazil Small-Cap ETF

Market Vectors ChinaAMC A-Share ETF

Market Vectors ChinaAMC SME-ChiNext ETF

Market Vectors Egypt Index ETF

Market Vectors Gulf States Index ETF

Market Vectors India Small-Cap ETF

Market Vectors Indonesia Index ETF

Market Vectors Indonesia Small-Cap ETF

Market Vectors Israel ETF

Market Vectors Poland ETF

Market Vectors Russia ETF

Market Vectors Russia Small-Cap ETF

Market Vectors Vietnam ETF

Market Vectors Biotech ETF

Market Vectors Environmental Services ETF
2

Market Vectors Gaming ETF

Market Vectors Generic Drugs ETF

Market Vectors Pharmaceutical ETF

Market Vectors Retail ETF

Market Vectors Semiconductor ETF

Market Vectors Global Spin-Off ETF

Market Vectors Morningstar Wide Moat ETF

Market Vectors Morningstar International Moat ETF

Market Vectors Fallen Angel High Yield Bond ETF

Market Vectors Investment Grade Floating Rate ETF

Market Vectors Treasury-Hedged High Yield Bond ETF

Market Vectors BDC Income ETF

Market Vectors Mortgage REIT Income ETF

Market Vectors Preferred Securities ex Financials ETF

Market Vectors ChinaAMC China Bond ETF

Market Vectors Emerging Markets High Yield Bond ETF

Market Vectors J. P. Morgan EM Local Currency Bond ETF

Market Vectors International High Yield Bond ETF

Market Vectors Emerging Markets Aggregate Bond ETF

Market Vectors CEF Municipal Income ETF

Market Vectors High-Yield Municipal Index ETF

Market Vectors AMT - Free Intermediate Municipal Index ETF

Market Vectors AMT - Free Long Municipal Index ETF

Market Vectors Pre-Refunded Municipal Index ETF

Market Vectors AMT - Free Short Municipal Index ETF

Market Vectors Short High-Yield Municipal Index ETF
3

EXHIBIT D

I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1 for the registrant insured under Great American Insurance Company, Bond No. 5544756-09-00.  This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application.

The results of the analysis are as follows:

Registrant	Asset value	Required Limit

Market Vectors ETF Trust	$18.41 billion	$2,500,000

As you are aware, the limit under the current bond is $2,500,000. Therefore, according to these calculations, the bond amount is sufficient to meet requirements of Rule 17g-1.

Sincerely,

/s/ John J. Crimmins

Vice President, Treasurer, Chief Financial

Officer and Principal Accounting Agent

Market Vectors ETF Trust